DynaMotive Energy Systems Corporation

                                    FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                         REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 or 15d-16 OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                               FOR November 20, 2003

                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION
              (Exact name of Registrant as specified in its charter)

                                -----------------


                           Suite 105-1700 West 75th Avenue
                                   Vancouver, BC
                                  Canada V6P 6G2
                                  (604) 267-6000
                     (Address of principal executive offices)

                                 -----------------

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                           FORM 20-F  X    FORM 40-F
                                     ---             ---
          [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                YES         NO  X
                                    ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
















QUARTERLY AND YEAR END REPORT
                                                        BC FORM 51-901F
British Columbia Securities Commission                 (previously Form 61)
==============================================================================

ISSUER DETAILS
-------------------------------------------------------------------------------
|NAME OF ISSUER                      |  FOR QUARTER ENDED  |  DATE OF REPORT  |
|                                    |                     |     YY/MM/DD     |
|DYNAMOTIVE ENERGY SYSTEMS CORP.     |  September 30,2003  |     03/11/19     |
|-----------------------------------------------------------------------------|
|ISSUER'S ADDRESS                                                             |
|                                                                             |
|105 - 1700 West 75th Avenue                                                  |
|-----------------------------------------------------------------------------|
|CITY            | Province  |  POST CODE  |   ISSUER FAX   | ISSUER TEL. NO. |
|                |           |             |                |                 |
|Vancouver       |    B.C.   |    V6P 6G2  | (604) 264-6005 |  (604) 267-6000 |
|-----------------------------------------------------------------------------|
|CONTACT NAME                |CONTACT POSITION              | CONTACT TEL. NO.|
|Laura Santos                |Corporate Secretary           |  (604) 267-6000 |
|-----------------------------------------------------------------------------|
|CONTACT EMAIL ADDRESS           |WEB SITE ADDRESS                            |
|Laura.santos@dynamotive.com     |www.Dynamotive.com                          |
-------------------------------------------------------------------------------

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.


-------------------------------------------------------------------------------
|CEO'S SIGNATURE                 |PRINT FULL NAME            |   DATE SIGNED  |
|" R. Andrew Kingston "          | R. Andrew Kingston        |    YY/MM/DD    |
|        "signed"                |                           |    03/11/19    |
|--------------------------------|---------------------------|----------------|
|CFO'S SIGNATURE                 |PRINT FULL NAME            |   DATE SIGNED  |
|"Brian Richardson "             | Brian Richardson          |    YY/MM/DD    |
|        "signed"                |                           |    03/11/19    |
-------------------------------------------------------------------------------
FIN 51-901F Rev. 2001/3/20




















SCHEDULE A: FINANCIAL INFORMATION















                            ---------------------------------------------------
                                          DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                            Unaudited Interim Consolidated Financial Statements
                                   For the Nine months ended September 30, 2003
                                                              (In U.S. Dollars)

                                                                       Contents
                            ---------------------------------------------------






Consolidated Financial Statements
     Consolidated Balance Sheets                                           2
     Consolidated Statements of Operations and Deficit                     3
     Consolidated Statements of Cash Flows                                 4
     Notes to Consolidated Financial Statements                            5-13
     Supplementary Information                                             14



























                         DynaMotive Energy Systems Corporation
                         UNAUDITED CONSOLIDATED BALANCE SHEETS
                            (Expressed in U.S. dollars)

                                                    September 30,  December 31,
                                                        2003            2002
                                                    (Unaudited)      (Audited)
                                                          $               $
-------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                118,519        25,093
Receivable                                                27,754        59,102
Government grants receivable                             269,460       160,316
Prepaid expenses and deposits                            101,705        78,846
-------------------------------------------------------------------------------
Total current assets                                     517,438       323,357
-------------------------------------------------------------------------------
Project advances                                         439,733            --
Capital assets                                           827,951       750,409
Patents                                                  238,629       212,047
-------------------------------------------------------------------------------
TOTAL ASSETS                                           2,023,751     1,285,813
===============================================================================

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current
Bank indebtedness -short term (Note 3b)                  153,594       158,539
Accounts payable and accrued liabilities               1,425,238     1,698,052
Project deposit received (Note 5)                        147,754            --
Convertible loans                                             --       101,034
-------------------------------------------------------------------------------
Total liabilities                                      1,726,586     1,957,625
-------------------------------------------------------------------------------
Shareholder's deficit
Share capital                                         30,550,199    27,553,040
Shares to be issued (Note 6c)                            734,971       771,449
Contributed surplus                                    3,619,917     2,698,998
Cumulative translation adjustment                       (716,931)     (543,744)
Deficit                                              (33,890,991)  (31,151,555)
-------------------------------------------------------------------------------
Total shareholders' equity/(deficit)                     297,165      (671,812)
-------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY             2,023,751     1,285,813
===============================================================================

The accompanying notes are an integral part of these financial statements.

Approved on behalf of the Board:


"R. Andrew Kingston" Director                "Richard C H Lin"     Director
--------------------                          --------------------

                                                                             2





                     DynaMotive Energy Systems Corporation
              UNAUDITED CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
                          (Expressed in U.S. dollars)

                                    Three Months Ended      Nine Months Ended
                                       September 30,          September 30,
                                     2003        2002        2003       2002
                                       $           $          $           $
------------------------------------------------------------------------------
REVENUE
Sales                                   --         239          --      15,165
------------------------------------------------------------------------------
EXPENSES
Amortization and depreciation       31,785      82,002      92,257     243,276
Interest expense                    66,265      26,648     212,191      40,607
Marketing                           57,364      60,571     133,658     130,949
Office supplies, telephone
      and insurance                108,882     107,723     221,204     279,597
Professional fees                  239,090     229,699     791,963     827,961
Rent                                34,127      61,653      86,448     265,725
Research and Development            18,158      17,359      22,571      (6,021)
General and administrative
  salaries and benefits            618,442     218,393   1,357,047     795,191
Exchange (gain) loss                 4,649     272,227    (170,465)    527,544
------------------------------------------------------------------------------
                                 1,178,762   1,076,275   2,746,874   3,104,829
------------------------------------------------------------------------------
Loss from operations            (1,178,762) (1,076,036) (2,746,874) (3,089,664)

Interest and other income            1,100         349       7,438         943
Gain/(loss) on asset disposals          --        (268)         --        (268)
------------------------------------------------------------------------------
Loss for the Period from
   continuing operations        (1,177,662) (1,075,955) (2,739,436) (3,088,989)
Loss from discontinued
   operations [Note 3]                  --     (60,431)         --    (659,365)
-------------------------------------------------------------------------------
Loss for the period             (1,177,662) (1,136,386) (2,739,436) (3,748,354)
Deficit, beginning of period   (32,713,329)(28,385,016)(31,151,555)(25,773,048)
-------------------------------------------------------------------------------
Deficit, end of period         (33,890,991)(29,521,402)(33,890,991)(29,521,402)
===============================================================================

Weighted average number of
common shares Outstanding       58,054,843  47,310,746  53,783,139  44,259,655
-------------------------------------------------------------------------------
Basic and diluted loss per
    common share for
Continuing operations                 0.02        0.02        0.05        0.07
Discontinuing operations                --          --          --        0.02
-------------------------------------------------------------------------------
Loss per share                        0.02        0.02        0.05        0.09

The accompanying notes are an integral part of these financial statements.

                                                                             3



                     DynaMotive Energy Systems Corporation
                 UNAUDITED CONSOLIDATED STATEMENT OF CASHFLOW
                         (expressed in U.S. dollars)

                                    Three Months Ended      Nine Months Ended
                                       September 30,          September 30,
                                     2003        2002        2003       2002
                                       $           $          $           $
------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss from continuing operations  (1,177,662) (1,075,955) (2,739,436)(3,088,989)
Add (deduct) items not involving cash:
   Amortization and depreciation     31,785      82,002      92,257    243,276
   Interest-non cash                 36,714          --     151,746         --
   Stock based compensation         419,258     107,255   1,360,551    523,639
   Other                              4,647     272,495    (170,467)   527,812
Net change in non-cash working capital
   balances related to operations
  (note 8)                         (317,753)    720,593    (373,468) 1,111,667
-------------------------------------------------------------------------------
Cash used in operating activities(1,003,011)    106,390  (1,678,817)  (682,595)
-------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase (decrease) in short term
   bank indebtedness                     --    (131,675)   (158,539)  (198,486)
Increase (decrease) in short term
   bank indebtedness                     --     (85,068)         --    134,291
Loan from shareholder                    --       6,615          --     36,927
Proceeds from Convertible loan           --    (199,576)         --         --
Increase in long-term liabilities
   & indebtedness                        --      10,946          --     61,108
Short term debts                    (15,000)         --     250,000         --
Project deposit received               (669)         --     147,754         --
Share capital issued                966,805     497,391   1,653,046  1,728,236
Shares to be issued                  50,000      17,785     274,700     17,785
-------------------------------------------------------------------------------
Cash provided by financing
   activities                     1,001,136     116,418   2,166,961  1,779,861
-------------------------------------------------------------------------------

INVESTING ACTIVITIES
Increase in patents costs                --      (3,224)     (5,180)   (54,791)
Proceeds on sale of equipment            --         281          --        281
Purchase of capital assets (net of
  government grants)               (127,187)     (5,454)   (192,337)   (21,902)
-------------------------------------------------------------------------------
Cash used in investing activities  (127,187)     (8,397)   (197,517)   (76,412)
-------------------------------------------------------------------------------
Increase in cash and cash equivalents
   from continuing operations      (129,062)    214,411     290,627  1,020,854
Decrease in cash and cash equivalents
   from discontinued operations          --     (45,110)         --   (677,088)
Effect of foreign exchange rate
   changes on cash                  (15,083)    (56,732)   (197,201)  (328,190)
-------------------------------------------------------------------------------
Increase (decrease) in cash and Cash
   equivalents during the period   (144,145)    112,569      93,426     15,576
Cash and cash equivalents at
   beginning of period              262,664     (35,452)     25,093     61,541
-------------------------------------------------------------------------------
Cash and cash equivalent at
   end of period                    118,519      77,117     118,519     77,117
===============================================================================

The accompanying notes are an integral part of the financial statements.

                                                                             4



DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2003 and 2002                 (in U.S. dollars)

1. Description of business

In this Report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB. The executive office of the Company is Suite 105 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 1-604-267-6000).

DynaMotive was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Dynamotive is focused on the development of innovative energy solutions on its patented fast pyrolysis system. The Company's focus is to commercialise its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

DynaMotive Energy Systems Corporation (the "Company" or "DynaMotive") is a leader in biomass-to-liquid fuel conversion, a process known as "fast pyrolysis". Its principal business is the development and commercialisation of its renewable energy process called BioTherm(TM) which is a fast pyrolysis process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to develop significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other biomass residues. In many cases the residues are costly to dispose of and therefore are available at zero cost or are potentially revenue generating to then convert into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral and is consistent with other renewable energy sources such as wind, hydro and solar.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries DynaMotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; DynaMotive Europe Limited, incorporated under the laws of the United Kingdom; DynaMotive Canada Inc., federally incorporated under the laws of Canada; DynaPower Inc., incorporated under the laws of British Columbia; DynaMotive Puerto Rico, Inc., incorporated under the laws of Puerto Rico; DynaMill Systems Ltd. and DynaMotive Electrochem Corporation, incorporated under the laws of British Columbia. DynaMotive Electrochem Corporation, DynaMill Systems Ltd. and DynaMotive Puerto Rico, Inc. are companies with no significant net assets or operations.

In April 2001, the Company acquired 75% of Border Biofuels Limited ("BBL"), in the U.K. In December 2002, BBL was petitioned into bankruptcy by creditors and became insolvent. The Company elected not to provide additional capital to maintain BBL's operations and a liquidator was appointed in January of 2003. In
 April 2002, the Company sold certain assets in its metal cleaning subsidiary, DynaPower, Inc. to focus all of its resources on its BioOil production technology.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

                                                                             5



DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2003 and 2002                 (in U.S. dollars)

2. Unaudited interim financial statements

The unaudited balance sheet at September 30, 2003, the unaudited interim statements of loss and deficit and cash flows for the nine-month periods ended September 30, 2003 and 2002, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2002. These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods. The information disclosed in the notes to the interim consolidated financial statements for this period are also unaudited. Results for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2002, and the audited consolidated financial statements for the six months ended June 30, 2003 and the summary of significant accounting policies included therein.

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the six months. Gains and losses resulting from this process are recorded in shareholders' deficit as an adjustment to the cumulative translation adjustment account.


3. BORDER BIOFUELS LTD.
[a] Liquidation of BBL
On April 6, 2001, the Company acquired 75% of the outstanding common shares of Border Biofuels Limited ("BBL"), a United Kingdom Green Power project development company for a nominal cash consideration of $2 (GBP 1) plus acquisition cost of $70,241 (GBP 49,537).

On December 13, 2002, BBL was placed into liquidation when a petition was made by creditors under the Insolvency Act of 1986 of the United Kingdom. Substantially all of its assets will be liquidated by a bank appointed receiver. The Company does not expect to recover any proceeds from the sale of BBL's assets. As BBL is in liquidation at September 30, 2003, the Company no longer controls the operating, financing and investing decisions of the BBL.
As such, the financial position and results of operations have been deconsolidated from the date that BBL was petitioned into bankruptcy. Accordingly, the results of operations of BBL for the current and prior periods have been accounted for as discontinued operations.

[b] Guarantee provided by Dynamotive
In 2001, BBL entered into a credit facility with Bank of Scotland for a maximum of $331,974 (GBP 200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank's base rate plus 3%. The credit facility is guaranteed by the Company. During 2002 BBL became insolvent. If the Bank is unable to realize on its security with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability and included the impact as part of the 2002 (December) loss from discontinued operations.

                                                                             6



DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2003 and 2002                 (in U.S. dollars)

4. DYNAPOWER MANAGEMENT BUYOUT
In April 2002, the Company sold certain assets in its metal cleaning subsidiary, DynaPower, Inc. to the management of DynaPower for nominal consideration of $1 plus future royalties on all revenue of DynaPower Systems for a period of seven years. The divestiture included all tangible assets of the DynaPower division, which were transferred to the new owners upon closing the sale. The Company retains ownership of the intellectual property related to the DynaPower metal cleaning technology and has licensed the intellectual property to DynaPower, Inc. The license entitles the Company to receive royalties for seven years from the closing of the sales agreement. The royalties are based on an increasing percentage of the cumulative revenues generated by DynaPower, Inc. on sales of DynaPower systems over the royalty period. The intellectual property will transfer from the Company to DynaPower, Inc. on the expiration of the royalty period at March 31, 2009 only if a cumulative sales threshold is reached. Irrespective of whether the cumulative sales threshold is reached, royalty payments will continue to the end of the royalty period.

In December 2002, the Company recorded write-downs of patents related to DynaPower of $118,732 and in 2001 recorded write-downs of the DynaPower capital assets of $175,037.

5. PROJECT DEPOSIT RECEIVED
In June 2003 the Company received $147,754 (C$200,000) from Ontario Power Generation Inc. ("OPG") as an initial investment in a proposed Ontario based 100 TPD BioOil co-generation project (the "Project") to be developed through the West Lorne BioOil Co-generation LP. The funds have been used for pre-development work related to the Project and are to be converted into a Project ownership interest upon confirmation that the Project meets specified feasibility criteria. If the Project is not confirmed as feasible by December 2003, OPG will convert the funds into common shares of the Company at the then prevailing market value. Further, if the Project is not confirmed as proceeding by June 2004, OPG will convert the funds into common shares of the Company at a 10% discount to the then prevailing market value of the shares.

OPG was also granted certain additional Project investment and marketing rights.

6. Share Capital

[a] Authorized share capital

The Company's authorized capital consists of 100,000,000 common shares (2001 - 100,000,000 common shares) with no par value and 100,000,000 Class A preferred shares (2001 - 100,000,000) with a par value of $5.00 each, having attached special rights and restrictions. No preferred shares were issued and outstanding at September 30, 2003.


[b] Issued and outstanding share capital


                                               September 30,    December 31,
                                                   20003             2002
                                                     $                $
Issued and outstanding
----------------------------------------------------------------------------
Common Shares 65,954,733 [December 31, 2002]    $30,550,199      $27,553,040
- 49,941,000]

                                                                              7



DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2003 and 2002                 (in U.S. dollars)

6. Share Capital (cont'd)

                                                                     Number of
Common Share Issuance Summary for the Period              $            Shares
------------------------------------------------------------------------------
Share Capital, December 31, 2002                       27,553,040   49,941,000
Private placement issued for cash                       1,895,630   10,423,350
Shares issued from exercised of options for cash               50          100
Shares issued for settlement of fees payable              501,703    2,206,967
Shares issued for directors & employee compensation        59,663      453,206
Shares issued for convertible loan                        182,254    1,389,746
Shares issued for commercial services                     357,859    1,540,364
Share Capital, September 30, 2003
   Common shares without par value                     30,550,199   65,954,733
------------------------------------------------------------------------------

[c]   Shares to be issued

At September 30, 2003, the Company has 2,895,544 common shares to be issued. Included in the amount are 1,133,773 common shares for a total of $364,896 to be issued to a director and non-employees for services rendered under compensation arrangements. Of the remaining 1,761,771 common shares, 1,595, 105 common shares are related to a private placement commenced during the third quarter of 2002 and 166,666 common shares are related to a private placement commenced in September 2003 to raise funding of up to $2 million. At September 30, 2003, the Company has received $370,076 in cash for these shares to be issued.

[d] Stock options
At September 30, 2003, the following stock options to Directors, employees and others were outstanding:

                         Options Outstanding            Options Exercisable
              -------------------------------------  ------------------------
                  Number      Weighted-   Weighted-     Number      Weighted-
   Range of    Outstanding    Average      Average    Outstanding    Average
   Exercise    at Sept. 30,    Remaining    Exercise  at Sept. 30,   Exercise
    Prices        2003       Contractual    Price        2003         Price
                                Life
-----------------------------------------------------------------------------
$0.20 - $0.23   4,969,310    2.62 years     $0.22      4,934,285     $0.22
$0.35 - $0.90   4,111,900    1.81 years     $0.52      4,111,900     $0.52
    $1.00         442,000    0.99 years     $1.00        442,000     $1.00
    $1.50         370,000    1.40 years     $1.50        346,000     $1.50
-----------------------------------------------------------------------------
                9,893,210                              9,834,185
-----------------------------------------------------------------------------


From time to time, the Company has provided incentives in the form of share purchase options to the Company's directors, officers, employees and others. As at September 30, 2003, the Company has reserved 9,893,210 (15%) of common shares for issuance upon the exercise of stock options.. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant and the term may not exceed five years from the date of the grant. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.

                                                                              8



DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2003 and 2002                 (in U.S. dollars)

6. Share Capital (cont'd)

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:


                                             No. Common          Weighted
                                           Shares Issuable   Average Exercise
Options Exercisable                                               Price
-----------------------------------------------------------------------------
Balance, December 31, 2002                    5,827,837            0.63
Options granted                               6,559,481            0.25
Options forfeited or expired                 (1,204,017)           0.53
Options exercised                            (1,290,091)           0.34
---------------------------------------------------------------------------
Balance, September 30, 2003                   9,893,210            0.43
---------------------------------------------------------------------------

Included in the options granted in the nine month period are 496,150 options granted to non-employee for services rendered, recorded at a fair value of $71,674.

The Black Scholes options valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma information regarding net income and earnings per share as required by the Canadian Institute of Chartered Accountants (CICA) handbook Section 3870 , was estimated at the date of grant using a Black Scholes pricing model with the following assumptions: Risk free interest rate for 2003 and 2002, respectively; 1.0% and 3.0%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 1.129 and 1.130, and a weighted average expected life of the option of 2.47 years and 3.82 years.

Supplemental disclosure of pro forma loss and loss per share, reflecting the fair value of options granted to employee is summarized as follows:


                                               2003                2002
                                                 $                  $
-----------------------------------------------------------------------------
Net loss as stated                           (2,739,436)         (3,748,354)
Less stock-based compensation                   543,208             109,743
---------------------------------------------------------------------------
Pro forma loss                               (3,282,644)         (3,858,097)
---------------------------------------------------------------------------
Pro forma loss per share                          (0.06)              (0.09)
---------------------------------------------------------------------------


[e] Common share purchase warrants

During the June 2003, the Company entered into a loan agreement with a U.S. based Trust for $200,000 and an officer of the Company for $50,000. The loan bears interest at 2% per month and has a 12-month term. As part of the loan agreement, the lenders will receive 2.5 million warrants exercisable at $0.20 each for a period of five years. The warrants were issued in August 2003.

                                                                             9



DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2003 and 2002                 (in U.S. dollars)

6. Share Capital (cont'd)

At September 30, 2003 the common share purchase warrants outstanding were as follows:

            No. of Common     Exercise
Series     shares Issuable     Price              Expiration Date
------------------------------------------------------------------------------
F Warrants     933,333         $0.70          March 5,2005
M Warrants     152,897     $0.70 to $1.50     September 18, 2004-May 09, 2005
N-b Warrants   275,756         $0.70          September 5, 2004-October 1, 2004
O Warrants     300,000         $0.35          June 10, 2005
P Warrants     921,625         $0.40          July 29, 2005-May 06, 2006
Q Warrants   6,697,112     $0.20 to $0.67     August 31, 2005-August 31, 2008
R Warrants   2,500,000         $0.20          August 31, 2008
------------------------------------------------------------------------------
Total       11,780,723
------------------------------------------------------------------------------

Summary of warrants cancelled and issued during the nine month period ending September 30, 2003:


                       Number of Common Shares Issuable
             -------------------------------------------------
                       via Warrants   via Warrants
                at     Cancelled in    Issued during    at
              Dec 31,  the 9 month    the 9 month     Sept.30,    Exercise
Series         2002       Period         Period        2003         Price
---------------------------------------------------------------------------
F Warrants    968,333     35,000                      933,333       $0.70
G Warrants     84,000     84,000                            -       $0.70
J Warrants    201,250    201,250                            -       $0.70
K Warrants     35,000     35,000                            -       $0.70
L Warrants     64,491     64,491                            -   $0.70 to $2.00
M Warrants    395,272    242,375                      152,897   $0.70 to $1.50
N-b Warrants  275,756                                 275,756       $0.70
O Warrants    300,000                                 300,000       $0.35
P Warrants    541,665                   379,960       921,625       $0.40
Q Warrants          -                 6,697,112     6,697,112   $0.23 to $0.67
R Warrants          -                 2,500,000     2,500,000       $0.20
------------------------------------------------------------------------------
Total       2,865,767    662,116      9,577,072    11,780,723
------------------------------------------------------------------------------

[f] Stock appreciation rights

During 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights ("SA Rights") for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant.

The SA Rights vest as the Company achieves stock value targets as defined in the agreement: 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period; 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period; 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

                                                                             10



DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2003 and 2002                 (in U.S. dollars)

6. Share Capital (cont'd)

At September 30, 2003 1,468,335 (December 2002 - 1,471,668) SA Rights were outstanding and 1,106,668 (December 2002 - 1,111,667) were vested. An SA Rights expenditure of $231,675 was recognized in June 2002 has been reversed in September due to the market price below the exercise price.

At September 30, 2003, the following stock appreciation rights all of which were issued to employees, were outstanding:

        SA Rights                Initial Value              Expiration Date
-----------------------------------------------------------------------------
        1,122,501                  $0.400                    January 28, 2004
          200,000                  $0.625                    May 1, 2004
          145,834                  $1.000                    May 1, 2004
-----------------------------------------------------------------------------
        1,468,335
-----------------------------------------------------------------------------

[g] Escrow Shares

At September 30, 2003, 556,000 common shares were held in escrow to be released at a rate of one share for each $0.17 of "cash flow" as defined in the agreement, generated by the Company.

At September 30, 2003, 225,334 common shares remain in escrow from a total of 676,000 common shares originally put in escrow in 1998. These common shares are to be released from escrow as follows: : 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period which occurred in fiscal 2000; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period which occurred in fiscal 2000; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

During the nine months ended September 30, 2003, nil [2002 - nil] common shares were released from escrow and at September 30, 2003, 781,334 [2002 - 781,334] common shares are held in escrow.


7. Related party transactions

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the quarter:

Consulting fees and salaries of $605,963 for the quarter (2002 - $118,041) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $469,030 (2002 - $29,571) paid by stock based compensation. For the nine month period ended September 30 2003, consulting fees and salaries of $1,144,868 (2002 - $509,887) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $845,811 (2002 - $391,846) paid by stock based compensation.

                                                                            11



DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2003 and 2002                 (in U.S. dollars)

8. Supplementary Cash Flow Information

Components of changes in non-cash balances related to operations are:

                                   Three Months Ended      Nine Months Ended
                                       September 30,         September 30,
                                    2003        2002        2003       2002
                                      $           $           $          $
-----------------------------------------------------------------------------
Accounts and government
   grants receivable               (101,652)   358,075     (77,796)  (115,644)
Prepaid expenses and deposits        26,855     78,922     (22,859)   (22,160)
Accounts payable and
   Accrued liabilities             (242,956)   287,822    (272,813) 1,259,502
Other                                   --      (4,226)         --    (10,031)
------------------------------------------------------------------------------
Net change in non-cash
        working capital            (317,753)   720,593    (373,468) 1,111,667
==============================================================================


9. Segmented financial information

In 2003, the Company has one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology, BioTherm(tm). Substantially all of the Company's operations and assets are in Canada and are solely focused on the development and commercialisation of its BioTherm technology. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

In prior years, the Company also had two other reportable segments: DynaPower and Actuator. The Company has sold the operating assets of DynaPower to an employee and has entered into a licensing arrangement for the DynaPower intellectual property retained by the Company. The licensing agreement under the Actuator segment expired in 2002 and has not been renewed. The actuator technology is used in both steel and aluminium welding.

Corporate and other includes other corporate related amounts that are not a separately reportable segment.

Business Unit Segments                            Nine Months Ended
                                          September 30,        September 30,
                                              2003                  2002
                                                $                     $
----------------------------------------------------------------------------
Revenue
DynaPower                                         --               11,534
Corporate and other                               --                3,631
----------------------------------------------------------------------------
                                                  --               15,165
----------------------------------------------------------------------------

Loss for the period from continuing operations
BioOil Power Generation                      (195,100)           (224,576)
Actuator                                          --               (7,049)
DynaPower                                         --             (124,495)
Corporate and other                        (2,544,336)         (2,732,869)
----------------------------------------------------------------------------
                                           (2,739,436)         (3,088,989)
----------------------------------------------------------------------------

                                                                            12



DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2003 and 2002                 (in U.S. dollars)

9. Segmented financial information (CONT'D)

Geographic Segments

                                                  Nine Months Ended
                                             September 30,      September 30,
                                              2003                  2002
                                                $                     $
Revenue
Canada                                            --                 3,631
France                                            --                 4,618
Mexico                                            --                 6,916
------------------------------------------------------------------------------
                                                  --                15,165
------------------------------------------------------------------------------



10. Subsequent Events

Late during the quarter, the Company commenced a $2 million private placement at a share price based on a discount of up to 25% to the five-day average market closing price of the Company's stock, plus a three-year warrant to purchase one half of a share of the Company's common stock at 25% above market. As at September 30, 2003, the Company received $50,000 towards this financing at a share price of $.30 per share. A total of 166,667 shares and 83,333 warrants remain to be issued respecting this funding at September 30, 2003.

                                                                            13



DynaMotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2003 and 2002                 (in U.S. dollars)

Supplementary Information

Research and Development Expenses
Breakdown by major category:

                                    Three Months Ended      Nine Months Ended
                                       September 30,          September 30,
                                     2003        2002        2003       2002
                               -----------------------------------------------
   Materials                           $150    $(12,959)     $1,640   $19,030
   Salaries and Benefits              6,762      98,274      41,395   302,746
   Consulting                        31,340      53,711      98,016    75,309
   Miscellaneous Costs               11,521       1,161      12,780     3,279
                               -----------------------------------------------
                                    $49,773    $140,187    $153,831  $400,364
   Less: Government assistance
         programs                   (31,615)   (122,828)   (131,260) (406,385)
                                ----------------------------------------------
                                    $18,158     $17,359     $22,571    (6,021)
                                ==============================================

Professional Fees
Breakdown by major category:

                                    Three Months Ended       Nine Months Ended
                                       September 30,          September 30,
                                     2003       2002        2003       2002
                              ------------------------------------------------
   Consulting                      $148,886     $212,963    $620,062   $588,166
   Audit and Tax services           (34,064)     (16,468)     17,490     96,241
   Legal Fees                       121,607       32,322     150,090    138,358
   Miscellaneous Costs                2,661          882       4,321      5,196
                              -------------------------------------------------
                                   $239,090     $229,699    $791,963   $827,961
                              =================================================

                                                                            14



SCHEDULE B: SUPPLEMENTARY INFORMATION

Section 1 - Year to Date January 1, 2003 to September 30, 2003
a)  Breakdown of Deferred Costs

Patents Accumulated Net Book Value

                                   Cost        Amortization      Net Book Value
                                     $               $                  $
Patents                           297,875          66,936            230,939
Trademarks                          7,690              --              7,690
                              ------------------------------------------------
Total                             305,565          66,936            238,629
                              ================================================


b)  Breakdown of major categories of research and development expenses:

Please refer to the Supplementary Information schedule in the unaudited interim consolidated financial statements for details.

c)  Breakdown by major category of professional fees:

Please refer to the Supplementary Information schedule in the unaudited interim consolidated financial statements for details.



Section 2 - Year to Date January 1, 2003 to September 30, 2003
Related Party Transactions

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the quarter:

Consulting fees and salaries of $605,963 for the quarter (2002 - $118,041) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $469,030 (2002 - $29,571) paid by stock based compensation. For the nine month period ended September 30 2003, consulting fees and salaries of $1,144,868 (2002 - $509,
887) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $845,811 (2002 - $391,846) paid by stock based compensation.

                                                                            15



Section 3 - Year to Date January 1, 2003 to September 30, 2003
a)  Summary of Securities issued during the nine months ended September 30,
    2003


                                                         $           Number of
Common Share Issuance Summary for the Nine Months                       Shares
------------------------------------------------------------------------------
Private placement issued for cash (i)                1,895,630      10,423,350
Shares issued from exercised of options for cash            50             100
Shares issued on conversion of convertible loan(ii)    182,254       1,389,746
Shares issued for settlement of fees payable (iii)     501,703       2,206,967
Shares issued for directors & employees
compensation (iv)                                       59,663         453,206
Shares issued for commercial services (v)              357,859       1,540,364
------------------------------------------------------------------------------
                                                     2,997,159      16,013,733
------------------------------------------------------------------------------


i.  10,423,350 common shares issued for cash pursuant to private placement:

   a. 700,000 common shares issued for cash pursuant to a private placement commenced during the fourth quarter of 2002 for a total of $140,000 at $0.20 per share.

   b. 338,448 common shares issued for cash pursuant to a partial close of a private placement commenced during the third quarter of 2002 for $110,334 at $.326 per share.

   c. 21,472 common shares issued for cash pursuant to a partial close of a private placement commenced during the third quarter of 2002 at $.326 per share.

   d. 716,129 common shares issued for cash pursuant to a partial close of a private placement commenced in March 2003 at shares prices ranging from $.15 and $.16 per share.

   e. 8,647,301 common shares issued for cash pursuant to a partial close of a private placement commenced in March 2003 at share prices ranging from $.15 and $0.40 per share.

ii.  1,389,746 convertible loan:

   a. 1,111,745 common shares issued during the second quarter pursuant to a $118,838 convertible loan at $.11 per share.

   b. 278,001 common shares issued during the third quarter pursuant to a $63,416 convertible loan at $.23 per share.

iii. 2,206,967 common shares issued for settlement of fees payable:

   a. 239,697 common shares issued during the second quarter pursuant to settlement of fees at share prices ranging from $.18 to $.21 per share.

   b. 1,967,270 common shares issued during the third quarter pursuant to settlement of fees at share prices ranging from $.16 to $.67 per share.

iv.  453,206 common shares issued for settlement of fees payable:

   a. 7,331 common shares previously issued to a director of the Company cancelled and returned to Treasury.

   b. 460,537 common shares issued during the third quarter pursuant to settlement of fees at share prices ranging from $.14 to $.51 per share.


v.  1,540,364 common shares issued for commercial services:

   a. 1,289,991 common shares issued for payment in settlement during the first six months at share prices ranging from $0.136 to $0.80 each.

   b. 54,500 common shares issued during the second quarter pursuant to settlement of fees at share prices ranging from $.165 to $.20 per share.

   c. 235,873 common shares issued during the second quarter pursuant to settlement of fees at share prices ranging from $.16 to $.67 per share.

   d. 40,000 common shares previously issued to a consultant cancelled and returned to Treasury price at $0.40 per share.


b)  Summary of options granted during the nine months ended September 30, 2003.


  Optionee         No. of Options  Exercise Price  Grant date     Expiry Date
Consultants            150,000         $0.20      Jan 20, 2003    Jan 19, 2004
Consultants             21,150         $0.50      May 02, 2003    May 06, 2004
Consultants            187,500         $0.14      May 06, 2003    May 06, 2004
Consultants            100,000         $0.20      May 06, 2003    May 06, 2005
Consultants            456,521         $0.23      May 06, 2003    May 06, 2004
Consultants            240,000         $0.23      May 06, 2003    May 06, 2006
Employees               50,000         $0.23      Aug 31, 2003    Dec 31, 2004
Employees              200,000         $0.45      Aug 31, 2003    Aug 31, 2006
Employees            1,187,088         $0.20      Aug 31, 2003    Aug 30, 2005
Employees              600,000         $0.23      Aug 31, 2003    Aug 30, 2006
Employees            2,067,222         $0.22      Aug 31, 2003    Aug 30, 2006
Employees              500,000         $0.23      Aug 31, 2003    Aug 30, 2007
Consultants            225,000         $0.20      Aug 31, 2003    Aug 31, 2004
Employees              500,000         $0.50      Aug 31, 2003    Apr 26, 2004
Employees               75,000         $0.50      Aug 31, 2003    Feb 02, 2005
                     ---------
Total                6,559,481
                     =========

                                                                            17



Section 4 - As at September 30, 2003
a) Authorized Capital
   Please refer to Note 6(a) of the unaudited interim financial statements for details.

b) Issued Capital
   Please refer to Note 6(b) of the unaudited interim financial statements for details.

c) Options Outstanding
   Please refer to Note 6(d) of the unaudited interim financial statements for details.

d) Shares subject to escrow and pooling arrangements
   Please refer to Note 6(g) of the unaudited interim financial statements for details.

e) List of Directors
   Andrew Kingston, Director, President and Chief Executive Officer Richard Lin, Director, Chairman, Director
   Desmond Radlein, Ph.D, Director
   Curtin Winsor, Ph.D, Director
   Sing-Cheng Hong, Director
   Chih-Lin Chu, Director

f) List of Officers
   Brian Richardson, Chief Financial Officer
   Warren Johnson, Chief Technology Officer
   Luc Duchesne, Ph.D Chief Forester
   Laura Santos, Corporate Secretary
   James Acheson, U.S. Subsidiary, Chief Operating Officer
   Antony Robson, U.K. Subsidiary, Managing Director

                                                                            18



SCHEDULE C: MANAGEMENT'S DISCUSSION AND ANALYSIS

(Nine month period ended September 30, 2003 compared to the nine-month period ended September 30, 2002)

This "Management's Discussion And Analysis" should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes of the Company included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, included in the Company's Report for the nine months ended September 30, 2003.

The following sets out management's discussion and analysis of our financial position and results of operations for the nine months ended September 30, 2003 and 2002.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain statements in this quarterly report may constitute "forward-looking" statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management's current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "may, expects, intends, anticipates, believes, estimates and forecasts" and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management's Discussion and Analysis in the 2002 Annual Report on Form 20-F entitled "Risk Factors" for a more complete discussion of factors that could affect DynaMotive's future performance.


DESCRIPTION OF  BUSINESS

DynaMotive Energy Systems Corporation (the "Company" and or "DynaMotive") is a leader in biomass-to-liquid fuel conversion, a process known as "Fast Pyrolysis". Its principal business is the development and commercialisation of its renewable energy process called BioThermTM, which is a fast pyrolysis process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to develop significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating to then convert into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations. Information for the total revenues by category of activity and geographic market for each of the last three years is detailed in Note 16 to the June 30, 2003 Consolidated Financial Statements.

                                                                            19



DynaMotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels, in competition with other pyrolysis technologies, and other biomass to energy applications. The Company's fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with no emissions or waste by-products.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of DynaMotive Canada Corporation. On October 31, 1995, the shareholders approved a change of name to DynaMotive Technologies Corporation and on June 26, 2001, the shareholders again approved a change of name to the Company's current name.

As of September 30, 2003, the Company had six wholly-owned subsidiaries:
DynaMotive Corporation (incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996), and DynaMotive Canada, Inc. (incorporated in Canada in November 2000), DynaMotive ElectroChem Corporation (incorporated in the Province of British Columbia in 1993), DynaMill(TM) Systems Limited (incorporated in the Province of British Columbia in 1996) and DynaMotive Puerto Rico, Inc. (incorporated in Puerto Rico in 1997). The latter three are currently inactive and the Company's wholly-owned subsidiary, DynaMotive Europe Ltd., purchased 75% of the shares of Border Biofuels Ltd.
(BBL), a United Kingdom company, in April, 2001. In 2002, BBL became insolvent and the Company now treats it as a discontinued operation.

In this Report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB. The principal executive office of the Company is Suite 105 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).


ACCOUNTING POLICIES

The Company's unaudited financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The Company believes the significant accounting policies as detailed in note 2 of its audited consolidated financial statements for the six months ended June 30, 2003, affect its more significant judgments and estimates used in the preparation of its unaudited consolidated financial statements. Unless otherwise indicated, all dollar amounts are disclosed in US dollars.

Basis Of Presentation And Accounting Policies

The Company's accounting policies, including policies for capital assets under construction and for stock based compensation, are detailed in note 2 of the audited consolidated financial statements for the six months ended June 30, 2003.

                                                                            20



RESULTS OF OPERATIONS

The Company is engaged in the development of its core technologies and as such, it mainly expends monies on the resources and infrastructure required to develop and commercialize its products. For the three months ("quarter") ended September 30, 2003, the Company incurred a net loss of $1,177,662 ($0.02 per share). This compares to a net loss from continuing operations for the same quarter of the preceding fiscal year ("2002") of $1,075,955 ($0.02 per share) and the 2002 net loss including discontinued operations of $1,136,378 ($0.02 per share). For the nine months ended September 30, 2003, the Company incurred a net loss of $2,739,436 ($0.05 per share). This compares to a net loss from continuing operations for the comparable period in 2002 of $3,088,989 ($0.07 per share) and the 2002 net loss including discontinued operations of $3,748,355 ($0.09 per share). The decrease in the level of losses incurred in 2003, compared to 2002, was attributable to the general reduction of overhead expenses.

Overview

The Company continued to progress towards a commercial demonstration operation in Canada. The proposed integrated 100 TPD + 2.5 MW plant will utilize wood residue from Erie Flooring's Ontario operations and will be comprised of wood conditioning equipment, pyrolysis plant and power island. Pyrolysis and generation equipment are to be provided by DynaMotive and Magellan Aerospace division-Orenda Industrial respectively. Ontario Power Generation has entered into an agreement with the Company to partner in this project. Ramsay Machine Works Ltd. has signed an MOU with the Company for the fabrication and design of multiple pyrolysis systems. UMA Engineering Ltd. would act as project engineers. The Company has also entered into a MOU with Bruks-Klockner Inc., a world leading company for wood processing equipment to participate in the development of this project. Furthermore, in June 2003, the project was approved to receive a funding contribution from Sustainable Development Technology Canada.

DynaMotive currently has no commercial revenue from its core BioOil operations and is therefore dependent on its financing activities and government sponsorship to fund its operations. The proceeds from the recent equity and debt financing, together with Canadian government sponsored funding, will be applied to finance the Company's ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. DynaMotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. DynaMotive's operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular DynaMotive will require significant additional financing in the future to develop and market its technology to its full potential.

In addition to contemplated equity offerings during 2003, the Company expects to be able to draw significantly from government grants, including the Government of Canada's Technology Partnerships program for research & development and demonstration project related expenditures. The Company received confirmation from TPC that its funding facility has been extended until June 30, 2004 with CAD$4.1 million (US$3.1 million) of the TPC project funding unused.

During the quarter, the Company closed the Company's $2.15 million tranched private placement commenced in late March during the year. The Company issued 11,500,397 common shares at prices ranging from $.15 to $.40 per share and 5,750,199 three-year warrants exercisable at prices ranging from $.25 to $.67 per share as a result of this funding.

Late during the quarter, the Company commenced a private placement of up to $2 million, at a share price based on a discount of up to 25% to the five-day average market closing price of the Company's stock

                                                                            21



prior to commitment date and receipt of funds, including a three-year warrant to purchase one half of a share of the Company's common stock The warrants shall be exercisable at the market price times 125%, per share of Common Stock. As at September 30, 2003, the Company received $50,000 towards this financing at a share price of $.30 per share. A total of 166,667 shares and 83,333 warrants remain to be issued respecting this funding at September 30, 2003.

Regarding the European operation, the Company has relocated its headquarters in London to Rotch Limited (a Company shareholder) as part of its strategic alliance agreement. The Company finalized the release of its European Headquarters and reduced staff, with Mr. Antony Robson and consultant, Mr. Gaby Dadoun now responsible for European operations. Mr. Robson continues in his role as Managing Director Europe.

In the area of R&D, the Company continued with its lime kiln research program to validate the use of BioOil as a fuel for lime kilns in the pulp and paper industry. Initial results have been positive and the program is expected to be concluded this year. DynaMotive's objective through this program is to provide an environmentally friendly and economically viable alternative to fossil fuel consumption, and to reduce or eliminate waste disposal costs and provide green house gas credits to the users.

Revenue

The Company is now exclusively focused in the bioenergy field on the development of BioOil related technology and systems. In April 2002, the Company announced that it had completed the sale of DynaPower, its metal cleaning subsidiary to former employees. As part of the agreement, the Company will retain ownership in all DynaPower's intellectual property and will receive royalty income with respect to certain DynaPower patents.

In December 2002, BBL was placed into liquidation when a petition was made by creditors under the Insolvency Act of 1986 of the United Kingdom. Substantially all of its assets will be liquidated by a bank appointed receiver. The Company does not expect to recover any proceeds from the sale of BBL's assets. As BBL is in liquidation at September 30, 2003, the Company no longer controls the operating, financing and investing decisions of the BBL. As such, the financial position and results of operations have been deconsolidated from the date that BBL was petitioned into bankruptcy. Accordingly, the results of operations of BBL for the current and prior periods have been reclassified, on a comparative basis, as discontinued operations.

Revenue for the third quarter and the nine months ending September 30, 2003 were nil, due to the completion of contract sales. Revenue for third quarter 2002 was $239 and for the nine months ending September 30, 2002 was $15,165. The Company currently has no commercial or contract sales revenue. The Company anticipates minimal near term revenue from contract sales as it focuses on the research and development and commercialization activities pertaining to its own BioOil related technologies, products and raw materials sourcing.

Expenses

For the third quarters in 2003 and 2002 the Company had expended on a quarterly basis $18,158 and $17,359 respectively, on research and development. Of these research & development expenditures, $31,615 and $122,828 respectively, were sponsored by government funding. The remainder of the respective quarterly expenditures were Company sponsored. For the first nine months in 2003 and 2002 the Company had expended $22,571 and ($6,021) respectively, on research and development. Of these research & development expenditures, $131,260 and $406,385 respectively, were sponsored by government funding. The remainder of the respective expenditures in the nine month period were

                                                                            22



Company sponsored. The decreased expenses for the first nine months of 2003 were due to the reduction of R&D activity following completion of research related to the Company's 10 TPD pilot plant.

The Company received confirmation from Technology Partnerships Canada ("TPC") that its funding facility has been extended until June 30, 2004. The Company expects to be able to draw significantly from government grant, including the Government of Canada's TPC program both for research & development and project related expenditures in 2003 and 2004. The Company's agreement with Technology Partnerships Canada pertains to maximum funding of C$8.235 million (US$ 6.1 million) through June 2004, of which CAD$4.1 million has been received as of September 30, 2003.

General and administrative salaries and benefits in the third quarter of 2003 increased to $618,442 from $218,393 for the same quarter in 2002. General and administrative salaries and benefits in the first nine months of 2003 increased to $1,357,047 from $795,191 for the same period in 2002. The increase in 2003 were mainly due to the higher market price of the company's stock resulting in higher recorded stock based compensation expenses and the recognition of compensation on the stock options issued to employees.

Consulting and professional fees for the third quarter of 2003 were $239,090 compared to $229,699 in the same quarter of 2002. Consulting and professional fees for the first nine months were $791,963 compared to $827,961 in the same period of 2002. The decrease in 2003 was due to an decrease in the use of external consultants.

Amortization and depreciation expenses decreased to $31,785 in the third quarter of 2003 from $82,002 in the same quarter in 2002. Amortization and depreciation expenses decreased to $92,257 in the first nine months of 2003 from $243,276 in the same period in 2002. These decreases were due to the write down of assets in December 2002.

Interest expenses increased in the third quarter of 2003 to $66,265 from $26,648 in the same quarter in 2002. Interest expenses increased in the first nine months of 2003 to $212,191 from $40,607 in the same period in 2002. The increases were due mainly to the increases in total liabilities and interest accretion on convertible debt and short-term loan.

Marketing expenses for the third quarter of 2003 decreased to $57,364 from $60,571 for the same period in 2002. Marketing expenses for the first nine months of 2003 increased to $133,658 from $130,949 for the same period in 2002. These amounts are largely unchanged over the periods.

Office supplies, telephone and insurance increased to $108,882 during the third quarter of 2003 from $107,723 in the same period in 2002. Office supplies, telephone and insurance decreased to $221,204 during the first nine months of 2003 from $279,597 in the same period in 2002. The decrease was due to reduced activities in the general and administrative area.

Rent for leased premises decreased to $34,127 in the third quarter of 2003 from $61,653 in the same quarter in 2002. Rent for leased premises decreased to $86,448 in the first nine months of 2003 from $265,725 in the same period in 2002. These decreases were due to the reduced office spaces, reduced research and development facilities rent and the reduced U.K. presence due to the liquidation of BBL.

Currency exchange loss in the third quarter of 2003 amounted to $4,649 compared to the loss $272,227 in the same quarter in 2002. Currency exchange gain in the first nine months of 2003 amounted to $170,465 compared to the loss $527,544 in the same period in 2002. These non-cash changes were due to the depreciation of the US dollar. For further explanation on foreign exchange accounting practice, please refers to Note 2 to the audited interim financial statements for the six months ended June 30, 2003.

                                                                            23



Net Loss

During the third quarter of 2003, the Company recorded a net loss from continuing operations of $1,177,662 while the net loss from continuing operations for the same quarter in 2002 amounted to $1,075,955. Loss from discontinued operations in the third quarter of 2003 was $nil and loss from discontinued operations in the same quarter of 2002 amounted to $60,431. During the first nine months of 2003, the Company recorded a net loss from continuing operations of $2,739,436, while the net loss from continuing operations for the same period in 2002 amounted to $3,088,989. Loss from discontinued operations in the first nine months of 2003 was $nil and loss from discontinued operations in the same quarter of 2002 amounted to $659,365. The decrease in operating loss was primarily attributable to (i) a decrease in rent, (ii) a decrease in office supplies, telephone and insurance, (iii) decrease in amortization and depreciation, and (iv) a foreign currency exchange gain in the first nine months of 2003.

The basic and diluted loss per common share the third quarter of 2003 amount to be $0.02 compared to $0.02 for the same quarter in 2002 from continuing operations and $0.02 including discontinued operations. The basic and diluted loss per common share the first nine months of 2003 decreased to $0.05 compared to $0.07 for the same period in 2002 from continuing operations and $0.09 including discontinued operations. The basic and diluted loss per share for the current periods were lower because the decrease in the operating loss and the increase in the weighted average number of Common Shares outstanding. The weighted average number of Common Shares for the quarter increased to 58,054,843 shares for the quarter ended September 30, 2003 from 47,310,746 for the quarter ended September 30, 2002. The weighted average number of Common Shares increased to 53,783,139 shares for the nine month period ended September 30, 2003 from 44,259,655 for the nine month period ended September 30, 2002.


LIQUIDITY AND CAPITAL RESOURCES

Principal sources of liquidity during the quarter ended September 30, 2003 were (i) $966,805 in net proceeds from private placement offerings of the Company's Common Shares; and (ii) $50,000 in deposits for Common Shares issued in November, 2003 pursuant to private placement offerings of shares at price $0.30 per share and share purchase warrants at exercise price $0.50 per share. Principal sources of liquidity during the nine months ended September 30, 2003 were (i) $1,653,046 in net proceeds from private placement offerings of the Company's Common Shares; (ii) $158,539 decrease in short-term bank indebtedness; (iii) $250,000 in short term debts; (iv) $147,754 in project deposit received; and (v) $274,700 in deposits for Common Shares issued in November, 2003 and after pursuant to private placement offerings of shares at prices ranging from $0.20 and $0.30 per share and warrants at prices ranging from $0.40 to $0.50 per share.

For the quarter ended September 30, 2002 the principal sources of liquidity were, (i) $497,391 in net proceeds from private placement offerings of the Company's Common Shares and Common Shares options exercised for cash; (ii) $199,576 decrease in convertible loan; (iii) $131,675 decrease in short term bank indebtedness: and (iv) $17,785 in deposits for Common Shares to be issued in the remainder of 2002 pursuant to private placement offerings commenced in 2002. For the nine month period ended September 30, 2002 the principal sources of liquidity were, (i) $1,728,236 in net proceeds from private placement offerings of the Company's Common Shares and Common Shares options exercised for cash; (ii) $198,486 decrease in short term bank indebtedness;
(iii) $61,108 increase in other long term liabilities resulting from the acquisition of Border Biofuels Ltd.; (iv) $17,785 in deposits for Common Shares to be issued in the remainder of 2002 pursuant to private placement offerings commenced in 2002; and (v) $134,291 increase in long term bank indebtedness.

                                                                            24



Overall change in cash flows during the third quarter of 2003 was an decrease in cash of $129,062 as compared to an increase in cash of $214,411during the same quarter in 2002. Overall change in cash flows during the first nine months of 2003 was an increase in cash of $290,627 as compared to an increase in cash of $1,020,854 during the same period in 2002. These differences were primarily due to the lower level of operating activity in the current period and receipt of funds related to the current private placement.

The net amount of cash used in operating activities during the third quarter of 2003 increased to $1,003,011 from the net amount of cash generated of $106,390 in the third quarter of 2002. Cash used in operating activities consisted of a net loss from continued operations for the third quarter 2003 of $1,177,662 that was significantly offset by (i) stock based (non-cash) compensation of $419,258; (ii) interest non-cash in the amount of $36,714; and
(iii) amortization in the amount of $31,785.

The net amount of cash used in operating activities during the nine months ended September 30, 2003 increased to $1,678,817 from $682,595 in the nine months ended September 30, 2002. Cash used in operating activities consisted of a net loss from continued operations for the nine months ended September 30, 2003 of $2,739,436 that was significantly offset by (i) stock based (non-cash) compensation of $1,360,551; (ii) accretion of interest on convertible debt of $151,746; and (iii) amortization in the amount of $92,257.

Financing activities during the third quarter 2003 generated a net increase in cash of $1,001,136, primarily from the Company's private placements of common shares. Financing activities in the third quarter 2002 generated a net increase in cash of $116,418, also primarily from the Company's private placements of common shares.

Financing activities during the first nine months of 2003 generated a net increase in cash of $2,166,961, primarily from the Company's private placements of common shares. Financing activities in the first nine months of 2002 generated a net increase in cash of $1,779,861, also primarily from the Company's private placements of common shares. Proceeds from all recent financings were used for general working capital purposes.

Investing activities in the third quarter 2003 resulted in use of cash, net of grants and disposal, in the amount of $127,187 for the acquisition of capital assets. Investing activities in the third quarter 2002 resulted in use of cash, net of grants and disposal, in the amount of $8,397 that consisted of $5,454 incurred in the acquisition of capital assets, an decrease of $3,224 was expended on patents, and $281 proceeds on sale of equipment.

Investing activities in the first nine months of 2003 resulted in use of cash, net of grants and disposal, in the amount of $197,517. Of this amount, $192,337 was incurred in the acquisition of capital assets, and a decrease of $5,180 was expended on patents. Investing activities in the first nine months of 2002 resulted in use of cash, net of grants and disposal, in the amount of $76,412 that consisted of $21,902 incurred in the acquisition of capital assets, and a decrease of $54,791 was expended on patents.

As at September 30, 2003, the Company has a working capital deficiency of $1,209,148 and incurred a net loss of $2,739,436 for the nine month period ended September 30, 2003, and has a shareholders' equity of $297,165.

                                                                            25



SUBSEQUENT EVENTS

Late during the quarter, the Company commenced a $2 million private placement at a share price based on a discount of up to 25% to the five-day average market closing price of the Company's stock, plus a three-year warrant to purchase one half of a share of the Company's common stock at 25% above market. As at September 30, 2003, the Company received $50,000 towards this financing at a share price of $.30 per share. A total of 166,667 shares and 83,333 warrants remain to be issued respecting this funding at September 30, 2003.

                                                                            26